U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On April 21, 2016, Dehaier Medical Systems Limited (the “Company”) entered into warrant repurchase agreements (the “Warrant Repurchase Agreements”) with the holders (“Holders”) of certain warrants pursuant to which the Company agreed to repurchase from the Holders the Company’s outstanding warrant to purchase in aggregate 293,880 shares of the Company’s common shares, with an exercise price of $11.86 per share (the “Warrants”). The Warrants were issued on February 21, 2014 in connection with the Company’s registered direct offering of approximately $6.7 million of common shares and warrants.

Pursuant to the Warrant Purchase Agreements, the Company will pay an aggregate cash purchase price of $1,116,744 ($3.80 per share underlying the Warrants) to repurchase the Warrants. The Company will make payment on or before the thirtieth (30th) trading day after April 21, 2016, at which time the Warrants will be automatically cancelled and void. The original Warrants will be returned to the Company. In the event the Company does not make payment on or prior to such 30th trading day, each Warrant Purchase Agreement will automatically terminate unless the party to each such Warrant Repurchase Agreement delivers written notice to the Company of its desire to extend the period by which the Company may make payment.

The foregoing summary of the terms of the Warrant Repurchase Agreement is only a brief description of certain terms therein, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the form of Warrant Repurchase Agreement that is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

10.1	Form of Warrant Repurchase Agreement, dated April 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

April 22, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer